Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is based upon our amended and restated certificate of incorporation and our amended and our restated bylaws currently in effect and applicable provisions of Delaware law. The summary is not complete, and is qualified by reference to our amended and restated certificate of incorporation and our amended and our restated bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read these documents and the applicable portion of the Delaware General Corporation Law, as amended (the “DGCL”), carefully.

Authorized Capital Stock

Our authorized capital stock consists of 550,000,000 shares of common stock, par value $0.01 per share, and 55,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

We may issue additional authorized shares of our common stock as authorized by our Board of Directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Voting Rights

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividends and Other Distribution; Liquidation Rights

Holders of our common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of the Company’s liquidation or dissolution, the holders of our common stock are entitled to receive proportionately the Company’s net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Fully Paid and Nonassessable

The outstanding shares of our common stock are duly authorized, fully paid and nonassessable.

No Preemptive, Conversion or Subscription Rights; No Redemption or Sinking Fund Provisions

Holders of our common stock have no preemptive or conversion rights, and there are no sinking fund or redemption provisions relating to any shares of our common stock. In addition, holders of our common stock do not have any subscription or other similar rights to purchase shares of any class of our capital stock.

Registration Rights for Certain Stockholders

In connection with our emergence from bankruptcy, we entered into a registration rights agreement with certain of our creditors and their affiliates who became common stockholders upon our emergence from bankruptcy, pursuant to which we provided them certain “demand” registration rights and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended (see Exhibit 4.2 to the Company's Registration Statement on Form 10 filed on December 15, 2017.)

Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “AVYA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is 1-800-937-5449.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL.

It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our Board of Directors determines the specific rights associated with that preferred stock. The effects of issuing preferred stock could include one or more of the following:
• decreasing the amount of earnings and assets available for distribution to holders of our common stock;
• restricting dividends on our common stock;
• diluting the voting power of our common stock;
• impairing the liquidation rights of our common stock; or
• delaying, deferring or preventing a change in control of the Company or our management.

Series A Convertible Preferred Stock

On October 30, 2019, we filed a Certificate of Designations that authorizes us to issue shares of Series A Convertible Preferred Shares (the “Series A Preferred Stock”) in aggregate principal amount of up to $500,000,000 (see Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 31, 2019). On October 31, 2019, we issued 125,000 shares of Series A Preferred Stock to RingCentral, Inc. ("RingCentral") pursuant to that certain Investment Agreement, dated as of October 3, 2019, by and between Avaya Holdings Corp. and RingCentral (see Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 3, 2019). The Series A Preferred Stock is convertible into shares of our common stock at an initial conversion price of $16.00 per share, subject to adjustment as set forth in the Certificate of Designations.

Voting Rights; Director

The holders of our Series A Preferred Stock are entitled to vote with holders of our common stock as a single class on any matter on which holders of our common stock are entitled to vote (including the election of directors). Each holder of our Series A Preferred Stock is entitled to one vote for each share of our common stock that would be issuable upon conversion of such Series A Preferred Stock on the record date for determining stockholders entitled to vote, provided, however, that prior to receipt of an approval by all of our stockholders to permit conversion of shares of Series A Preferred Stock into more shares than permitted under the New York Stock Exchange Listed Company Manual Rule 312.03, the aggregate voting rights of holders of our Series A Preferred Stock shall be limited to the voting power equivalent to no more than 19.9% of our outstanding common stock.

In addition, until such time when RingCentral and its affiliates hold or beneficially own less than 4,759,339 shares of our common stock (on an as-converted basis), RingCentral has the right to nominate one person for election to our Board of Directors and our Board of Directors will recommend that our stockholders vote in favor of such nominee.

Dividends and Other Distribution; Liquidation Rights

Holders of our Series A Preferred Stock are entitled to receive dividends, in preference and priority to holders of our common stock or other series of Company stock, which shall accrue on a daily basis at the rate of 3% per annum of the stated value of the Series A Preferred Stock. The stated value of the Series A Preferred Stock is initially $1,000 per share and it will be increased by the sum of any dividends on such shares which are paid in kind. These dividends shall be cumulative, shall compound quarterly and shall be paid quarterly in arrears. We have the option to pay these dividends in the form of cash or in kind by an increase in the stated value of the Series A Preferred Stock, or any combination thereof.

Our Series A Preferred Stock shall participate in any dividends we pay on our common stock, equal to the dividend which such holders would have received if their Series A Preferred Stock had been converted into common stock on the date such common stock dividend was determined.

In the event of the Company’s liquidation or dissolution, the holders of our Series A Preferred Stock are entitled to receive, before any distribution is made to holders of our common stock, an amount equal to the liquidation preference (which equals the stated value referenced above plus any accrued and unpaid dividends) for each share of Series A Preferred Stock held.

Conversion Rights

Shares of Series A Preferred Stock are convertible at any time at the holder’s option into shares of our common stock as determined by the conversion rate, which is equal to the stated value divided by the conversion price, each as in effect on the conversion date. The current conversion price is $16.00 per share and is subject to adjustment as set forth in the Certificate of Designations, provided, however, that prior to receipt of an approval by our stockholders as required under New York Stock Exchange Listed Company Manual Rule 312.03, under no circumstance may shares of the Series A Preferred Stock be converted into shares of common stock representing more than 19.9% of the then outstanding common stock on the date the Series A Preferred Stock was issued.

Redemption Rights

We may redeem shares of Series A Preferred Stock after the termination of that certain Framework Agreement, dated as of October 3, 2019, by and between Avaya Inc. and RingCentral, described in the Company’s Current Report on Form 8-K filed on October 3, 2019 (the “Framework Agreement”). The holders of Series A Preferred Stock may redeem shares of Series A Preferred Stock after the termination of the Framework Agreement or upon the occurrence of certain events as set forth in the Certificate of Designations.

Transfer Restrictions and Registration Rights

RingCentral is not able to transfer any Series A Preferred Stock or any common stock issuable upon conversion of such preferred stock until April 30, 2021. In addition, RingCentral is not able to, at any time, except in an open market transaction, transfer Series A Preferred Stock or any common stock issuable upon conversion of such preferred stock to (i) any competitor of ours (as agreed by RingCentral and us), (ii) any activist who, among other things, has tried in the prior three years to be elected to, or remove a director from, our Board of Directors or (iii) any person who would hold 7.5% or more of our outstanding common stock (on an as-converted basis) after giving effect to such transfer. Furthermore, in connection with our sale of Series A Preferred Stock to RingCentral, we granted RingCentral certain “demand” registration rights and customary “piggyback” registration rights for shares of our common stock.

Fully Paid and Nonassessable

The outstanding shares of our Series A Preferred Stock are duly authorized, fully paid and nonassessable.

Anti-takeover Effects of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Advance Notice Requirements for Stockholder Proposals

Our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting or special meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting or special meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the Company’s secretary, of the stockholder’s intention to bring such business before the meeting.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, or repealed by a majority vote of our Board of Directors.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of  2⁄3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, the Company opted out of Section 203 of the DGCL, and therefore is not subject to Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that the Company indemnify them to the fullest extent permitted by such law. The rights to indemnification and advancement of expenses provided by our amended and restated bylaws are not exclusive of any other rights to which the person seeking indemnification or expense advancement may be entitled. As permitted by our amended and restated bylaws, we have also obtained insurance policies insuring our directors and officers against certain liabilities which they may incur in such capacities. Furthermore, we have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers.